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PROSPECTUS SUPPLEMENT                          Filed Pursuant to Rule 424(b)(3)
(To Prospectus Dated May 16, 2000)                   Registration No. 333-67393


                      MRS. FIELDS' HOLDING COMPANY, INC.


Exchange Offer for
$55,000,000
14% Senior Secured Discount Notes Due 2005



     This prospectus supplement relates to the public offering by Mrs. Fields' Holding Company, Inc. (the "Company") of $55,000,000 aggregate principal amount at maturity of the Company's 14% Series B Senior Secured Discount Notes due 2005. The Series B Senior Secured Discount Notes are to be issued pursuant to an exchange offer in exchange for a like principal amount of the issued and outstanding 14% Series A Senior Secured Discount Notes due 2005 of the Company (the "Exchange Offer").

     This prospectus supplement should be read in conjunction with the attached Prospectus of the Company relating to the Exchange Offer, dated May 16, 2000 (the "Prospectus").



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            The date of this prospectus supplement is June 6, 2000.
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Certain Recent Developments

     As described in the Prospectus, on February 9, 2000, an affiliate of our parent company, Capricorn, entered into an agreement to acquire TCBY Enterprises, Inc. ("TCBY"), a retail snack food company. This acquisition (the "TCBY Transaction") was completed on June 1, 2000.

          In connection with the TCBY Transaction, on June 1, 2000, Mrs. Fields entered into a Management Agreement (the "TCBY Management Agreement") with TCBY Holding Company, Inc., the parent company of TCBY, and TCBY Systems, LLC, a wholly-owned subsidiary of TCBY, pursuant to which the corporate and administrative functions of TCBY were transferred to Mrs. Fields. Under the TCBY Management Agreement, Mrs. Fields has agreed to manage and operate TCBY's business, and pay specified operating and other costs of TCBY (including specified costs associated with the transfer of the manage ment function from Little Rock, Arkansas to Salt Lake City, Utah), in exchange for a management fee that will be paid by TCBY semi-monthly. In accordance with the terms and conditions of the TCBY Management Agreement, Mrs. Fields and TCBY will share cost savings that may be obtained through the joint purchase of ingredients, supplies and services and Mrs. Fields will be eligible to receive a portion of the anticipated cost savings in connection with the expected outsourcing of TCBY's yogurt and ice cream manufacturing requirements. The TCBY Transaction will also provide the opportunity for Mrs. Fields and its eligible franchisees to become TCBY franchisees and for eligible TCBY franchisees to become franchisees of Mrs. Fields or its subsidiaries.

     In connection with the TCBY Transaction, Mrs. Fields received a $250,000 acquisition advisory fee for its services rendered in connection with the acquisition and $50,000 in partial reimbursement of out-of-pocket costs and expenses incurred by Mrs. Fields in connection with its performance of acquisition advisory services. Mrs. Fields will also be eligible to receive a fee of up to $1.5 million from TCBY if TCBY is successful in selling its existing dairy processing plant for net proceeds sufficient to retire debt associated with the plant.

     The foregoing description of the TCBY Management Agreement is qualified by reference to a copy of the TCBY Management Agreement, a copy of which has been filed with the Commission as an exhibit to the Registration Statement relating to the Exchange Offer.

     This prospectus supplement incorporates by reference that are not presented in or delivered with this prospectus supplement. These documents are available upon request from Michael Ward, Esq., Mrs. Fields' Holding Company, Inc., 2855 East Cottonwood Parkway, Suite 400, Salt Lake City, Utah 84121, (801) 736-5600. In order to ensure timely delivery, any request should be made by June 13, 2000.

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